Exhibit 16.1

March 14, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 14, 2012 of Pilgrim's Pride Corporation and are in agreement with the statement contained in the last sentence of paragraph 2 and the statements contained in paragraphs 3, 4, 5 and 6 on page 2 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP